

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2017

Mr. Matthew E. Oakes
Chief Executive Officer and President
Paybox Corp
500 E. Broward Blvd., Suite #1550
Ft. Lauderdale, FL 33394

> **Re: Paybox Corp**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed February 2, 2017**
> **File No. 005-78531**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 2, 2017**
> **File No. 000-20660**

Dear Mr. Oakes:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1. Please revise your disclosure to clarify whether the charter amendment will leave the number of authorized shares untouched, thereby increasing the number of authorized but unissued shares. If so, please provide appropriate disclosure regarding the effects of this action.

2. We note your response to prior comment 3. You appear to have updated your registration statement on Form S-8 for the fiscal year ended December 31, 2016 and therefore a Form 10-K for that fiscal year appears to be required. Please confirm, or provide an analysis as to why this is not necessary.

Opinion of Kidron, page 20

3. We note the response to prior comment 2. Please disclose the information required by Item 1015(b)(3) of Regulation M-A, the method of selection of the financial advisor.

Comparable Company Analysis, page 21

4. We note your response to prior comment 8. Please include the information in the response regarding Versapay Corporation in your disclosure.

Annex B

5. We note your response to prior comment 13, regarding the statement that the financial analysis should not be construed as creating any fiduciary duty on the part of Kidron to any party. Please revise your disclosure to add an explanation that clarifies:

   • the basis for Kidron's belief that shareholders cannot rely on its opinion, including (but not limited to) whether Kidron intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

   • whether the governing state law has addressed the availability of such a defense to Kidron in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

   • that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or Kidron under the federal securities laws.

   See the Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website.

   We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact me at (202) 551-3503 if you have any questions.

   Sincerely,

   /s/ David L. Orlic

   David L. Orlic
   Special Counsel
   Office of Mergers and Acquisitions

cc: Alexander Traum, Esq.
           Kramer Levin Naftalis & Frankel LLP